Letterhead of
            BEIGEL SCHY LASKY RIFKIND FERTIK & GELBER

                                                   August 2, 1996


Edward E. Mattner
High River Limited Partnership
114 West 47 Street
Room 1925
New York, New York  10036

          Re:  Schofield, et al. v.
               McNeil Partners, L.P., et al.
               BC 133799 (Sup. Ct. of Calif.)

Dear Mr. Mattner

     This letter will memorialize the agreement between counsel for the plaintiffs in the referenced class action and derivative action (the "Litigation") and High River Limited Partnership ("High River") regarding the settlement of the Litigation. Any settlement contemplated herein is subject to various conditions, including the execution of a stipulation of settlement, approval by the appropriate court, and notice to the limited partners of the partnerships named as nominal defendants in the Litigation which are listed on Exhibit "A" hereto (the "Partnerships").

     In order to induce High River to commence tender offers for any and all outstanding Units of the Partnerships pursuant to the terms set forth below (the "Tender Offers") and provide the additional consideration set forth below in the event that High
River attains the position of general partner of the Partnerships
- -- whether through a vote of limited partners or the acquisition of the entities that currently own the general partnership interests (the "Current General Partners"), Plaintiffs' counsel would agree

Edward E. Mattner
August 2, 1996
Page Two (2)



to settle all of the claims asserted in the Litigation against the General Partner upon the following terms:

     1. High River will commence, as soon as possible, but in no event more than six (6) months, the Tender Offers for any and all of the outstanding units of the Partnerships at a price that is not less than 75% of the estimated liquidation value of the Units. The Tender Offers may be subject to such other terms and conditions as High River determines in its sole discretion. For the purposes of this agreement, "liquidation value" means a current liquidation value determined by utilizing the same methodology that was used to determine the liquidation values in High River's previous tender offers for Units of several of the Partnerships;

     2. High River agreed that, in the event High River attains the position of general partner in any of the Partnerships, it will take all actions necessary to cause a 25% reduction of all fees, including the current management incentive distribution ("MID") fee, that are, or could be deemed to be, payable by such Partnership(s) to the General Partner and/or its affiliates under the current Amended and Restated Partnership Agreement(s) for such Partnership(s); and

     3. High River agrees that, in the event that it becomes the General Partner in any of the Partnerships, it will not cause such Partnership(s) to take any action to discontinue the Litigation with respect to the Receivable Claims. For purposes of this agreement, the "Receivable Claims" means those claims asserted against the Current General Partner which seek the Partnerships' receipt of all monies to which the Current General Partner claims it is owed by the Partnerships and monies previously paid by the Partnerships to the Current General Partner and its affiliates for fees they claimed were owed under the current Partnership Agreements.

     Plaintiffs agree that from the date of this letter agreement forward they will not enter into any settlement of the claims asserted in the litigation against the Current General Partner and its affiliates, including the Receivable Claims that does not provide for all of the consideration contained in the attached demand letter sent to the Current General Partner.

     In the event that High River attains the position of general partner in any of the Partnerships, the parties hereto will in good faith execute an appropriate Stipulation of Settlement based on the terms of this agreement. Such Stipulation shall not, in any event, purport to settle or provide a release of the Receivable Claims. In addition, the parties will in good faith execute any such other documentation as may be required to obtain Court approval of the Settlement.

     If you have any questions, please do not hesitate to contact the undersigned.

Very Truly yours,




/S/ Herbert Beigel
By:  Herbert Beigel


AGREED TO BY HIGH RIVER
  LIMITED PARTNERSHIP


/S/ Edward Mattner
By:  Edward Mattner

                           EXHIBIT "A"



McNEIL PACIFIC INVESTORS FUND 1972, LTD.
McNEIL REAL ESTATE FUND V, LTD.
McNEIL REAL ESTATE FUND IX, LTD.
McNEIL REAL ESTATE FUND X, LTD.
McNEIL REAL ESTATE FUND XI, LTD.
McNEIL REAL ESTATE FUND XIV, LTD.
McNEIL REAL ESTATE FUND XV, LTD.
McNEIL REAL ESTATE FUND XX, L.P.
McNEIL REAL ESTATE FUND XXIV, L.P.
McNEIL REAL ESTATE FUND XXV; L.P.